

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 27, 2007

Via FAX and U.S. Mail

Marshall D. Smith, Chief Financial Officer
Ultra Petroleum Corp.
363 North Sam Houston Parkway East, Suite 1200
Houston, Texas 77060

> **Re:** **Ultra Petroleum Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed March 31, 2006**
> **Response Letter Dated January 5, 2007**
> **File No. 000-29370**

Dear Mr. Smith:

We have reviewed your filing and response letter dated January 5, 2007, and have the following engineering comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2005

Oil and Gas Reserves, page 26

1. In our prior comment 5(h), we asked that you provide "Hindsight analyses of the amalgamated reserve estimates for all your PUD locations booked at year-end 2004 that were drilled in 2005." The information you provided indicates that the pre-drill total (for 63 wells) proved undeveloped reserves booked at year-end 2004 is about 10% higher than the post-drill ultimate proved developed reserves at year-end 2005 attributed to these same 63 PUD locations. 41 of these wells had negative changes to their ultimate proved reserves; the median change for all 63 wells was -13%. Please:

a) Explain to us the procedures and practices that led to these downward changes and your plans to rectify this situation. Address the fact that these changes occurred despite an increase in the December 30, 2005 gas price to $8/MCFG from $5.46/MCFG for the previous year;

b) Support to us your assumption of a 6% final production decline rate for your type-curve projections. Provide sufficient data from suitable wells that demonstrates this terminal decline rate assumption to be reliable;

c) Address how you have resolved the effect of downspacing on your ultimate proved reserves;

d) Address the role that gas well material balance methods played in estimating your ultimate proved reserves.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director